FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* SOPP, MARK W.	2. Date of Event Requiring Statement Month/Day/Year April 23, 2001	4. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION TTN
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Senior Vice President, Chief Financial Officer & Treasurer	6. If Amendment, Date of Original (Month/Day/Year) April 26, 2001
(Street) SAN DIEGO, CA 92121			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,400	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	(1)	02/17/09	Common Stock	6,000	$5.688	D
Employee Stock Options (right to buy)	(2)	08/12/08	Common Stock	9,000	$9.750	D
Employee Stock Options (right to buy)	(3)	02/15/10	Common Stock	5,000	$40.00	D
Employee Stock Options (right to buy)	(4)	8/16/10	Common Stock	5,000	$23.25	D

Explanation of Responses:

(1) Stock options granted February 17, 1999 , the stock options are exercisable in increments of twenty-five percent (25%) beginning on the first anniversary of the date of grant and thereafter shall vest at the rate of twenty-five percent (25%) on each anniversary until fully vested on February 17, 2003.
(2) Stock options granted August 11, 1999, the stock options are exercisable in increments of one-forty eighth (1/48th) of the total grant amount per month as of the first day of each month following the date of grant.
(3) Stock options granted February 15, 2000, the stock options are exercisable in increments of one-forty eighth (1/48th) of the total grant amount per month as of the first day of each month following the date of grant.
(4) Stock options granted August 17, 2000, the stock options are exercisable in increments of one-forty eighth (1/48th) of the total grant amount per month as of the first day of each month following the date of grant.

By: /s/ Mark W. Sopp Mark W. Sopp **Signature of Reporting Person	February 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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